SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                 No        X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding change of employee’s representative supervisors of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 11, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Change of Employee’s Representative Supervisors
Resignation of Employee’s Representative Supervisors
The board of supervisors of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) announces that due to change of working arrangement, each of Mr. Yu Renming and Mr. Sun Huanquan tendered his resignation as employee’s representative supervisor of Sinopec Corp. to the board of supervisors of the Company, with effect from 11 January 2021.
Each of Mr. Yu Renming and Mr. Sun Huanquan has confirmed that he has no disagreement with the board of supervisors of Sinopec Corp. and there are no other matters relating to the resignation of employee’s representative supervisors that need to be brought to the attention of shareholders of Sinopec Corp.
Mr. Yu Renming and Mr. Sun Huanquan were diligent and responsible during their tenures. The board of supervisors of Sinopec Corp. would like to express its gratitude to them for their hard working and contributions to the Company.
Appointment of Employee’s Representative Supervisors
Pursuant to the Company Law of People’s Republic of China and the articles of association of China Petroleum & Chemical Corporation, Mr. Lv Dapeng and Mr. Chen Yaohuan were elected as the employee’s representative supervisors (the “Employee’s Representative Supervisor(s)”) of the seventh session of the board of supervisors of Sinopec Corp. through democratic procedure, for a term commencing from 11 January 2021 to the date when the term of the seventh session of the board of supervisors of the Company expires.

The biography details of Employee’s Representative Supervisors are set out below:
Lv Dapeng, aged 59. Mr. Lv is a professor level senior administration engineer with an MBA degree. In December 2001, he was appointed as Deputy Director General of China Petrochemical News. In March 2003, he was appointed as Deputy Director General and chief editor of China Petrochemical News. In June 2004, he was appointed as Director General and chief editor of China Petrochemical News. In December 2004, he was appointed as Director General, Secretary of CPC Committee and chief editor of China Petrochemical News. In March 2011, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., and Director General of the Political Work Department of and Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation. In June 2012, he was appointed concurrently as Deputy Director General of Working Committee of Trade Union and Deputy Director of the Youth Working Committee of China Petrochemical Corporation. In March 2015, he was appointed as Director General of Corporate Culture Department of Sinopec Corp. and Director General of Communications Department (Press Office) of China Petrochemical Corporation. In December 2019, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., Director General of Communication Department and Director General of Press Office of China Petrochemical Corporation. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.
Chen Yaohuan, aged 57. Mr. Chen is a professor level senior engineer with a master’s degree in Central Party School of the CPC. In October 2008, he was appointed as Deputy Director General of Refining Department of Sinopec Corp. In March 2015, he was appointed as Executive Director, General Manager and Deputy Secretary of the CPC Committee of Sinopec Beihai Refining and Chemical Limited Liability Company. In May 2015, he was appointed as a member of the Standing Committee of the CPC Beihai Municipal Committee. In June 2018, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Guanzhou Branch of Sinopec Corp. and General Manager of Guangzhou Branch of Sinopec Assets Management Corporation. In July 2019, he was appointed as Deputy Director General (Director General Level) and chief engineer of Refining Department of Sinopec Corp. In October 2019, he was appointed concurrently as Chairman of Sinopec Kantons International Limited and Sinopec Kantons Holdings Limited. In December 2019, he was appointed as General Manager and chief engineer of Refining Department of Sinopec Corp. In December 2019, he was appointed concurrently as Vice Chairman and Chairman of Audit Committee of Yanbu Aramco Sinopec Refining Company Ltd. In August 2020, he was appointed concurrently as Executive Director and Secretary of CPC Committee of Sinopec Petroleum Marketing Company Limited and Chairman of Sinopec Petroleum Storage and Reserve Limited. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.
Each of the above Employee’s Representative Supervisors will enter into a service contract with Sinopec Corp. Pursuant to the service contract, the remuneration for the services provided by the Employee’s Representative Supervisor under the service contract will be determined according to relevant state regulations and the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remunerations will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also the performance of the Company as a whole. Sinopec Corp. will disclose the remuneration obtained by each of the Employee’s Representative Supervisors during the relevant reporting period in the annual report.

Save as disclosed above, each of Employee’s Representative Supervisors did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with directors, any other supervisors, senior management, substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, each of the Employee’s Representative Supervisors does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. They have not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.
Save as disclosed herein, there are no other matters in relation to the appointment of Employee’s Representative Supervisors which shall be disclosed to the shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President, Secretary to the Board of Directors

Beijing, the PRC
11 January 2021
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+.
#   Executive Director
*   Non-executive Director
+   Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 12, 2021